JPMORGAN TRUST I

270 PARK AVENUE

NEW YORK, NEW YORK 10017

VIA EDGAR

November 20, 2015

Alison White

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	JPMorgan Trust I (the “Trust”); File Nos. 333-103022; 811-21295 –
Post-Effective Amendment No. 398

Dear Ms. White:

This letter is in response to the comments of the staff (“Staff”) of the Securities and Exchange Commission (“SEC”) you provided with respect to Post-Effective Amendment No. 398 in connection with the JPMorgan International Discovery Fund (the “Fund”). Our responses to your comments are set forth below. We will incorporate the changes referenced below into the Trust’s Registration Statement in a filing made pursuant to Rule 485(b) under the Securities Act of 1933, which will become automatically effective on December 21, 2015 pursuant to the Rule.

GENERAL COMMENTS

1.	Comment: Please include a “Tandy” representation in your Response Letter.

Response: The requested representation is included below.

2.	Comment: Please update EDGAR to reflect the tickers for the share classes of the Fund when obtained.

Response: The Fund intends to update EDGAR as appropriate.

PROSPECTUS COMMENTS

Fee Table

3.	Comment: In the footnote concerning the expense limitation agreement, please confirm that the expense limitation agreement will continue for at least one year from the date of the prospectus and that the fee table does not reflect voluntary waivers.

Response: We confirm that the expense limitation agreement will be in place for at least one year from the date of the prospectus and that the fee table does not reflect voluntary waivers.

4.	Comment: Please confirm that “Acquired Fund Fees and Expenses” will be reflected in the fee table if the amount of such expenses is greater than 1 basis point (0.01%).

Response: We confirm that we intend to include “Acquired Fund Fees and Expenses” in the fee table if these amounts are greater than 1 basis point (0.01%).

Main Investment Strategies

5.	Comment: Please consider moving the following sentence to the end of the paragraph in which it appears: “The Fund may invest a large percentage of its assets in issuers in a single country, a small number of countries, or a particular geographic region including in emerging markets.”

Response: In response to the comment, the disclosure will be modified.

6.	Comment: Please consider removing the following sentence: “In managing the Fund, the adviser and sub-adviser will seek to help manage risk in the Fund’s portfolio by investing in issuers in at least three different countries other than the United States.” The Staff is aware that this comment may not be consistent with previous comments received from the Staff.

Response: In response to this comment, the applicable disclosure will be deleted.

7.	Comment: Please consider the appropriateness of the Fund’s disclosure relating to derivatives. Reference is made to the guidance provided in the Letter to Karrie McMillan, Esq., General Counsel, Investment Company Institute, from Barry Miller, Associate Director, Office of Legal and Disclosure, Re: Derivatives-Related Disclosures by Investment Companies (July 30, 2010).

Response: The Fund believes that its disclosure relating to derivatives is appropriate.

8.	Comment: Please consider combining the fourth and fifth paragraphs to the extent that the disclosure is repetitive.

Response: In response to the comment, the disclosure will be modified.

Main Investment Risks

9.	Comment: Please consider separating foreign securities risk and emerging markets risks into separate risk factors and defining emerging markets.

Response: The Fund respectfully declines to make this change. Foreign and emerging market securities share many of the same risks. Separation of these risk factors would likely result in the duplication of various disclosures and may be less clear for investors. Further, we note that Form N-1A does not require the separation of risk factors. The Fund’s prospectus currently includes the following definition of emerging market countries: “Emerging market countries typically have less-established market economies than developed countries and may face greater social, economic, regulatory and political uncertainties. In addition, emerging markets typically present greater illiquidity and price volatility concerns due to smaller or limited local capital markets and greater difficulty in determining market valuations of securities due to limited public information on issuers.” The Fund categorizes countries possessing such qualities as emerging market countries.

10.	Comment: The Fund includes the risk factor “Initial Public Offerings (IPO) Risk” but does not discuss IPOs as a strategy. Please explain this inconsistency.

Response: The Fund plans to invest in equity and equity-like securities of foreign companies selected pursuant to the investment adviser’s and sub-adviser’s investment processes. Some of these securities are expected to be purchased in IPOs. Thus, IPOs represent a manner in which the Fund may acquire securities rather than a type of security in which the Fund seeks to invest. The risks related to such purchases are discussed in the above referenced risk factor.

The Fund’s Past Performance

11.	Comment: Please note the Staff’s position that if voluntary waivers were reflected in the performance shown for the Fund, the Staff would recommend including disclosure to this effect adjacent to the reporting of such performance information.

Response: Because the Fund has not yet begun operations, it does not yet show performance history. Additionally, we respectfully direct the Staff to the instruction in Form N-1A which states “Items 2 through 8 may not include disclosure other than that required or permitted by those Items.” Because such disclosure is not required in such section, we believe that the impacts of voluntary waivers are more appropriately disclosed in the “More About the Fund” section.

More About the Fund

12.	Comment: Consider adding a description of participation notes.

Response: We respectfully decline to make this change, because participation notes are already described under the risk factor “Structured Instrument Risk.”

13.	Comment: If the Fund currently intends to utilize swaps as a principal investment strategy, please supplementally describe what types of swaps the Fund intends to utilize and whether the Fund would be the buyer or the seller of swaps.

Response: As stated in the Fund’s prospectus, the Fund does not currently intend to utilize swaps as a principal investment strategy.

14.	Comment: Please consider whether investments in “other investment companies” should be included under the heading “main investment strategies” since exchange-traded funds may be used for the efficient management of cash flows.

Response: In response to this comment, the disclosure will be modified.

Investment Risks

15.	Comment: The risk factor “Investment Company and Pooled Investment Vehicle Risk” references investment in pooled investment vehicles. Such vehicles are not currently described in the strategy section. If such vehicles constitute a principal investment strategy, please describe them in the strategy section.

Response: The Fund does not currently intend to utilize other pooled investment vehicles as a principal strategy.

16.	Comment: “Convertible Securities Risk” is listed as a main risk in the “More About the Fund” section but not in the summary. Please include that risk in the summary or move it to the “Additional Risk” section. If the Fund anticipates that contingent convertible securities will constitute a principal investment, please supplementally disclose the anticipated percentage of the Fund’s assets that will be invested in such securities.

Response: The Fund does not currently anticipate that convertible securities will constitute a principal investment. Therefore, the risk will be moved to the “Additional Risk” section.

Redeeming Fund Shares

17.	Comment: Please consider adding additional disclosure regarding redemptions in-kind. In particular, please consider adding disclosure currently contained in the SAI regarding in-kind securities potentially being subject to brokerage or other charges upon converting to cash.

Response: The Fund will add disclosure in response to the comment.

STATEMENT OF ADDITIONAL INFORMATION COMMENTS

18.	Comment: Please note the Staff’s position that, with respect to a Fund’s 15% limitation on illiquid securities, the limitation applies at the time of acquisition and continues thereafter.

Response: The Fund believes that its existing disclosure is consistent with current SEC guidance. In particular, the disclosure states that the Fund will not acquire securities if such purchase results in the Fund holding more than 15% of the market value of the Fund’s net assets in illiquid investments. In addition, the Statement of Additional Information states “[i]f the value of a Fund’s holdings of illiquid securities at any time exceeds the percentage limitation applicable at the time of acquisition due to subsequent fluctuations in value or other reasons, the Board of Trustees will consider what actions, if any, are appropriate to maintain adequate liquidity.” Footnote 92 in the rule proposal “Open-End Fund Liquidity Risk Management Programs; Swing Pricing; Re-Opening of Comment Period for Investment Company Reporting Modernization Release” states:

While the wording of the Guidelines Release limits holdings of illiquid assets above 15% of a fund’s net assets, the Guidelines Release cites a prior Commission statement regarding the “prudent limit on mutual fund holdings of illiquid securities” that limits a fund from acquiring any illiquid asset if, immediately after such acquisition, the fund’s holdings of illiquid assets would exceed a certain percentage of the fund’s net assets. See Guidelines Release, supra note 4, at n.8 (citing Restricted Securities Release, supra note 86). The latter interpretation (that is, the interpretation that the 15% standard is a limit on the acquisition of illiquid assets, not a limit on the holdings of illiquid assets) is consistent with approaches that Congress and the Commission have historically taken in other parts of the Investment Company Act and the rules thereunder.

19.	Comment: The disclosure states the Fund’s fundamental investment policy regarding industry concentration …“does not apply to securities issued by other investment companies.” Please consider including exposures obtained through investment in an investment company for purposes of calculating a Fund’s industry concentration levels.

Response: The Fund believes that its current policy on concentration, as disclosed in its Statement of Additional Information, complies with applicable legal requirements, including applicable SEC Staff guidance. The policy sets meaningful, objective limits on the freedom of the Fund to concentrate its assets in any particular industry. The Fund is not aware of a requirement to “look through” underlying investment companies in which the Fund invests for purposes of administering its concentration policy. It is not clear how, even if one wanted to assign industry classifications to investment companies based on their underlying holdings, one would accomplish that with any reasonable degree of confidence. The Fund, like any other shareholder of an investment company in which it invests, is not in a position to obtain current information about the portfolio holdings of that investment company. To the extent that the Fund determines its investment in an underlying investment company exposes the Fund to a material risk, including significant exposure to a particular industry or group of industries, the Fund would take steps to ensure that it has appropriate risk disclosure relating to that investment.

20.	Comment: The following sentence is repeated twice: “If the value of the Fund’s holdings of illiquid securities at any time exceeds the percentage limitation applicable at the time of acquisition due to subsequent fluctuations in value or other reasons, the Board of Trustees will consider what actions, if any, are appropriate to maintain adequate liquidity.” Please consider deleting one iteration.

Response: The Fund will delete the duplicative disclosure in response to the comment.

21.	Comment: With regard to the sentence, “Fundamental investment policy (2) shall be interpreted based upon no-action letters and other pronouncements of the staff of the SEC”, should the sentence refer to investment policy (4)?

Response: The Fund will modify the disclosure accordingly.

In connection with your review of the Post-Effective Amendment No. 398 filed by the Trust on October 5, 2015, the undersigned hereby acknowledges on behalf of the Trust that: (1) the Trust is responsible for the adequacy and the accuracy of the disclosure contained in the filings; (2) comments of the Staff, if any, or changes to disclosure in response to Staff comments, if any, in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing made; and (3) the Trust may not assert Staff comments, or lack thereof, as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

We hope the Staff finds this letter responsive to its comments. Should members of the Staff have any questions or comments concerning this letter, please call the undersigned at (212) 648-0472.

Sincerely,

/s/ Gregory Samuels
Gregory Samuels
Assistant Secretary